EXHIBIT 3.3

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

NUO THERAPEUTICS, INC.

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Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

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NUO THERAPEUTICS, INC., a Delaware corporation (the “Corporation”), does hereby certify that pursuant to the authority conferred upon the Corporation’s board of directors (together with any duly authorized committee thereof, the “Board of Directors”) by the provisions of the Corporation’s Certificate of Incorporation, which authorize the issuance of up to 29,038 shares of preferred stock, par value $0.0001 per share, the following resolutions were duly adopted by the Board of Directors on April 24, 2016:

RESOLVED, that the issue of a class of preferred stock, par value $0.0001 per share, of the Corporation is hereby authorized and the designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof are hereby fixed as follows:

Series A Preferred Stock.

1.           Designation; Number of Shares; Rank.

(a)          There shall be a series of Preferred Stock to be designated as “Series A Preferred Stock,” par value of $0.0001 per share (the “Series A Preferred Stock”), and the authorized number of shares constituting such series shall be 29,038.

(b)          The Series A Preferred Stock shall rank, with respect to rights on liquidation, winding up and dissolution, (i) senior to the Common Stock and each other class of capital stock or series of preferred stock (collectively referred to as “Junior Securities”), except for Parity Securities and Senior Securities, (ii) on parity and each other class of capital stock or series of preferred stock which expressly provides that it ranks on parity with the Series A Preferred Stock as to rights on liquidation, winding up and dissolution (collectively referred to as “Parity Securities”) and (iii) junior to each other class of capital stock or series of preferred stock which expressly provides that it ranks senior to the Series A Preferred Stock as to rights on liquidation, winding up and dissolution (collectively referred to as “Senior Securities”).

2.           Liquidation Preference.

(a)          Preference.

(i)          In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily (a “Liquidation”), the holders of the Series A Preferred Stock (the “Series A Holders”) shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Junior Securities (the “Junior Holders”), an amount equal to $1,000 for each share of Series A Preferred Stock (the “Series A Liquidation Preference”).

(ii)         If, upon the Liquidation, the assets of the Corporation are insufficient to provide for the payment in full of the Series A Liquidation Preference to the Series A Holders for each share of Series A Preferred Stock, those assets legally available for distribution shall be paid ratably to the Series A Holders in proportion to the amount of Series A Preferred Stock held by each holder.

(iii)        Except as provided in this paragraph, after the payment in full of the Series A Liquidation Preference to the Series A Holders for each outstanding share of Series A Preferred Stock, each share of Junior Securities shall receive the remaining assets of the Corporation.

(iv)        The Corporation shall give written notice to the Series A Holders of the time and place of payment of amounts due pursuant to this Section 2(a) at least 20 days prior to the payment thereof.

(b)          Definition. For purposes of this Section 2, each of the following events shall be considered a Liquidation unless waived in writing by the holders of not less than two-thirds of the shares of the outstanding Series A Preferred Stock (a “Super-Majority of the Series A Stock”):

(i)          (A) the sale, transfer or exclusive license or other disposition, in one transaction or series of related transactions by the Corporation or any subsidiary of the Corporation, of all or substantially all of the assets of the Corporation and its wholly-owned subsidiaries, taken as a whole; and (B) the sale or disposition (whether by merger, consolidation or otherwise) of one or more wholly-owned subsidiaries of the Corporation if substantially all of the assets of the Corporation and its wholly-owned subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation; and

(ii)         a consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the Corporation’s voting power immediately after such consolidation, merger or reorganization; or

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(iii)        any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred unless such transaction or series of related transactions are effected primarily for the purpose of financing the operations of the Corporation (as determined by the Board of Directors acting in good faith).

(c)          Any securities to be delivered to the Series A Holders and the holders of Junior Securities upon a Liquidation shall be valued as follows:

(i)          If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on that exchange over the 30-day period ending three business days prior to the closing;

(ii)         If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three business days prior to the closing; and

(iii)        If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and a Super-Majority of the Series A Stock, provided that if the Corporation and the holders of a Super-Majority of the Series A Stock are unable to reach an agreement as to the fair market value, then by independent appraisal by an experienced investment banker with a nationally recognized investment banking firm or appraisal expert who is a member of a recognized professional association of business appraisals (an “Appraiser”), hired and paid by the Corporation, and reasonably approved by a Super-Majority of the Series A Stock.

(d)          Noncash Distributions. If any of the assets of the Corporation are to be distributed other than in cash or securities pursuant to Section 2, then the Board of Directors shall promptly engage an Appraiser that is reasonably approved by a Super-Majority of the Series A Stock, to determine the value of the assets to be distributed to the Series A Holders or the holders of the Junior Securities. The Corporation shall, upon receipt of the Appraiser’s valuation, give prompt written notice to each of the Series A Holders and the holders of the Junior Securities of the Appraiser’s valuation.

(e)          Authorization. The Corporation shall not have the power to effect a Liquidation referred to in Section 2(b)(ii) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2(a) and Section 2(b).

(f)          Allocation of Escrow and Contingent Consideration. In the event of a Liquidation pursuant to Section 2(b)(1) or Section 2(b)(ii), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, retained as holdback or is payable to the stockholders of the Corporation only upon satisfaction of contingencies (the “Additional Consideration”), the Corporation shall cause the Merger Agreement or other similar agreement to provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2(a) and Section 2(b) as if the Initial Consideration were the only consideration payable in connection with such Liquidation and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2(a) and Section 2(b), and treating the previous payment of the Initial Consideration (and any prior payment of Additional Consideration) as part of the same transaction with such distribution of Additional Consideration. For the purposes of this Section 2(e), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation shall be deemed to be Additional Consideration.

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3.           Voting Rights; Board of Directors; Backstop Committee

(a)          Each Series A Holder shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws, and, except as expressly provided by this Certificate or as provided by law, shall be entitled to vote together with holders of Common Stock (all voting together as a single class) on all matters upon which holders of Common Stock have the right to vote. In respect of all such matters, the Series A Holders shall have the right to five (5) votes for each share of Series A Preferred Stock.

(b)          So long as any shares of Series A Preferred Stock are outstanding, the Board of Directors of the Corporation shall consist of five directors, to be elected as follows:

(i)          The Series A Holders, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii)         The holders of Common Stock and any other class of stock which generally votes together with the Common Stock, all voting together as a single class on an as converted to Common Stock basis, shall be entitled to elect four (4) members of the Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

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(c)          Until satisfaction in full of the Commitment Parties’ (as defined below) obligations under the Backstop Commitments (as defined below), the Board of Directors shall maintain a committee (the “Standing Backstop Committee”) to exercise the powers of the Board of Directors in respect of any decision or action relating to the enforcement, amendment or termination of, or the exercise of the Company’s rights or grant of any waiver under, the Backstop Commitments, including with respect to any dispute thereunder, and to otherwise make all determinations in respect of the Company’s and the Commitment Parties’ respective rights and obligations under the Backstop Commitments, including any determination to forego the Company’s rights thereunder. The Backstop Committee, shall be comprised of the director appointed pursuant to Section 3(b)(ii) hereof and any directors, who shall not be affiliated with any of the Commitment Parties and shall otherwise be disinterested with respect to the Backstop Commitments and the transactions contemplated thereby. “Backstop Commitment” means each Backstop Commitment Agreement, dated as of April 24, 2016, between Nuo Therapeutics, Inc. and any of the Commitment Parties. “Commitment Party” or “Commitment Parties” refers to one or more of the parties that entered into a Backstop Commitment Agreement with the Company, individually and collectively. If, at any time prior to the satisfaction in full of the Commitment Parties’ obligations under the Backstop Commitment, a majority of the members of the Standing Backstop Committee approves the delivery of a Closing Notice (as defined in the Backstop Commitments) and the issuance of securities under any Backstop Commitment (a “Drawdown Approval”), then the Company shall deliver such Closing Notice and consummate the closing and issuance of securities contemplated thereby in accordance with terms and provisions of the Backstop Commitments, in each case, as soon as reasonably practicable following the date of the applicable Drawdown Approval, and any securities issued in accordance with such Drawdown Approval shall, upon such issuance, be duly authorized and validly issued shares of the capital stock of the Corporation.

4.           Protective Provisions. The Corporation shall not, either directly or indirectly (whether by amendment, corporate action, by contract, by merger or otherwise) without the vote or written consent of the holders of a Super-Majority of the Series A Preferred Stock, in each case given in writing or by vote at a meeting, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a)          amend, modify, or repeal any provision of this Certificate or the Bylaws in a manner that adversely affect the preferences, rights or powers of, or any restrictions provided for the benefit of, the Series A Preferred Stock, except for ministerial changes to correct clerical or typographical mistakes;

(b)          create, authorize or designate (by reclassification, merger or otherwise), issue or obligate itself to issue, any Senior Securities or Parity Securities (including any security convertible into or exchangeable for any Senior Securities or Parity Securities);

(c)          make, pay, redeem or set aside funds for the payment of any dividend, distribution or payment with respect to any equity security of the Corporation, except for (x) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock or (y) dividends or other distributions payable upon a Liquidation;

(d)          take any action to change the authorized number of members of the Board of Directors to a number other than five;

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(e)          incur indebtedness or borrow money, except indebtedness for working capital purposes not in excess of the sum of $3,000,000 at any time outstanding;

(f)          consummate or consent to any Liquidation (including a Liquidation pursuant to Section 2(b)(1), Section 2(b)(ii) or Section 2(b)(iii)) in which the holders of Series A Preferred Stock do not receive in cash at the closing of any such event or occurrence the Series A Liquidation Preference for each outstanding share of Series A Preferred Stock; or

(g)          issue any Junior Securities that (i) would require the Corporation to obtain Junior Holders’ consent, voting as a single class, for the consummation of any Liquidation, including a Liquidation pursuant to Section 2(b)(1), Section 2(b)(ii) or Section 2(b)(iii); or (ii) provide for a liquidation preference amount in excess of one times the original issue price of all such Junior Securities.

5.           Certain Definitions. As used in this Certificate, the following terms shall have the meanings defined in this Section 5.

“Bylaws” means the by-laws of the Corporation, as they may be amended from time to time.

“Certificate” means this Certificate of Designations.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share.

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IN WITNESS WHEREOF, Nuo Therapeutics, Inc. has caused this Certificate of Designations to be signed and attested by the undersigned this 5th day of May, 2016.

NUO THERAPEUTICS, INC.

By:	/s/ David Jorden
Name:	David Jorden
Title:	Acting CEO/CFO

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